BlackRock MuniHoldings Investment Quality Fund

77(I)
Terms of new or amended securities

In connection with BlackRock MuniHoldings Investment Quality Fund (the “Fund”) issuance of Series W-7 Variable Rate Demand Preferred Shares in a private placement on June 30, 2011 (the “VRDP Offering”), the Fund filed the Certificate of Designation Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares (the “Certificate of Designation”) with the Secretary of the Commonwealth of Massachusetts on June 28, 2011.  The Certificate of Designation contains a description of the Funds Series W-7 Variable Rate Demand Preferred Shares and a copy of the Certificate of Designation is attached under Sub-Item 77Q1(a).  The proceeds from the VRDP Offering were used to redeem all of the Fund’s outstanding auction rate preferred shares.